

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Mr. David J. Paterson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

>   **Re: Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 6, 2014**
>   **File No. 333-193794**

Dear Mr. Paterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us what consideration has been given to describing the opinions regarding solvency matters provided by Murray Devine and Houlihan Lokey Financial Advisors, Inc. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In this regard, we note that the delivery of each such opinion is a condition to the completion of the merger. Also, please tell us what consideration has been given to filing such opinions as exhibits. Refer to Item 21(c) of Form S-4.

Letters to Stockholders of Verso and NewPage

2.   Please revise the disclosure in each letter to clarify the disclosure relating to the consideration to be received by the NewPage stockholders in connection with the merger. For example, in the second paragraph of the letter to Verso stockholders, please revise to distinguish among the disclosure relating to each of the three components of

consideration (cash, notes and shares of Verso common stock). In addition, please revise the letter to NewPage stockholders to disclose the possibility for downward adjustment of the notes. We note your related disclosure at page 16.

Questions and Answers for Verso Stockholders, page 5

3.   Please clarify why the question "Where will the Verso common stock and the notes that I receive in the Merger be publicly traded?" appears in the Questions and Answers for Verso Stockholders. In that regard, the question and answer appear to apply to NewPage stockholders. In addition, please revise to disclose in this section whether you intend to apply to list on a national securities exchange the notes to be received by the NewPage stockholders in the merger. We note your related disclosure at page 70.

Cover Page

4.   We note you disclose at page 139 that NewPage stockholders will receive a special dividend of approximately $250 million in cash, without regards as to whether the Merger is completed. In addition, we note your disclosure at page 180 that, as of the date of the filing, NewPage shareholders would have received 10,634,497 shares in the aggregate. Please provide this information in the NewPage letter to stockholders and in the "Summary" section that begins on page 13.

Unaudited Pro Forma Condensed Combined Financial Information, page 100

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 108

Note 1 – Description of Transaction, page 108

5.   Disclosure in your filing indicates that, following the merger, the principal amount of the outstanding New Second Lien Notes and the outstanding New Subordinated Notes will be reduced, the maturity dates will be extended, and the interest rates will be adjusted. It appears that you have applied guidance per FASB ASC 470-60 with regard to the pro forma impact of the exchange of these notes. Please provide us with a detailed description of your application of this guidance in the context of the modification of the terms of these notes.

Note 3 – Pro Forma Adjustments, page 109

6.   A component of pro forma adjustment (d) relates to preliminary estimated additional interest expense for debt incurred in connection with the merger. We note the disclosure on page 109 of your filing stating that you have obtained commitments from certain lenders to provide debt financing for the merger. Please revise to disclose whether you used a current interest rate or an interest rate for which you have a commitment to calculate this adjustment.

7.   Please revise the pro forma adjustment for the elimination of the historical interest expense for NewPage to specifically identify the debt arrangements to which this adjustment relates.

Background of the Merger, page 136

8.   You disclose that Verso's proposal to acquire NewPage prior to its emergence from bankruptcy was not supported by the committee of NewPage's creditors. You further disclose that representatives of Apollo discussed the potential acquisition of NewPage by Verso during January 2013. Please explain the process by which Verso and NewPage initiated these discussions, including any reason for initiating discussions at that time.

9.   Please revise to identify by name the parties and individuals, including the individuals at NewPage, Apollo and Verso, who were involved in each stage of the discussions and negotiations to which you refer. In addition, please disclose the participation of a financial advisor in any discussion and negotiations. In that regard, we note your disclosure at pages 144 and 150 that Goldman Sachs and Evercore, respectively, held discussions or met with members of senior management of NewPage and Verso.

10.   Your disclosure should describe in sufficient detail any material issues discussed and positions taken in each presentation, discussion and negotiation. For example, please discuss each of the following, or tell us why you do not believe that such information is material:

    •   The specific strategic alternatives reviewed by NewPage's board of directors on September 24, 2013, as well as why such alternatives were not pursued. We note that at page 139, NewPage's board of directors considered continuing to operate NewPage on a stand-along basis, acquiring other assets or companies and selling NewPage or portions of NewPage's assets to other potential acquirers.

    •   The specific terms and alternative structures discussed by NewPage, Apollo and Verso during November and December 2013 and material terms of any draft agreements prepared, including the merger agreement. In that regard, we note you disclose at page 137 that during November 2013, representatives of NewPage, Apollo and Verso negotiated key terms of the transaction and possible alternative transaction structures.

    •   The changes to the terms of the transaction requested by certain NewPage stockholders in December 2013 as preconditions for their entering into support agreements and the amendment to the NewPage Stockholders Agreement.

- The proposed changes requested by certain NewPage stockholders between January 1, 2014 and January 3, 2014 referenced at page 139, and the related changes to which Verso agreed.

- The rationale for the support agreements and amendments to the Stockholders Agreement, as well as the financing transactions. We note you disclose at page 138 that Verso indicated that the support agreements and Stockholders Agreement were preconditions to Verso's willingness to enter into the Merger Agreement.

11.   For Verso and NewPage, please discuss the reasons for and negotiations behind management's decisions regarding the valuation and form of consideration for the merger, including whether alternative forms of consideration were contemplated and why such alternatives were not pursued. Please also disclose any material discussions relating to the financing arrangements necessary to complete the merger, including Verso's debt re-financing in connection with the merger.

12.   We note your disclosure that the board of NewPage and Verso considered the expected $175 million of pre-tax total cost synergies as a material factor in recommending the merger. We further note that Evercore considered and relied on the projected cost synergies calculated by management in preparing its Trading Multiples and Discounted Cash Flow Analysis on pages 154 and 155. Please revise your description of the synergies to disclose the basis for and assumptions relied upon in preparing such analysis. Also, expand the discussion of the board's consideration of these synergies in their approval of the merger.

Fairness Opinion of Financial Advisor to NewPage, page 143

13.   We note that your disclosure of the material financial analyses delivered by Goldman Sachs is limited to (i) the analysis of the per share consideration and (ii) the illustrative discounted cash flow analysis. We also note that Goldman Sachs relied on the "Forecasts" when preparing each such analysis. Please disclose such Forecasts and related assumptions relied upon by Goldman Sachs in preparing such financial analyses, or tell us why you do not believe that such information is material.

14.   Revise your disclosure at page 147 to provide a quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to NewPage or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Opinion of Evercore Group L.L.C., page 149

15.   We note your disclosure at page 154 that Evercore compared the results of the trading multiples analysis to the merger consideration to be paid by Verso pursuant to the merger agreement, noting that the consideration is above where NewPage would likely be valued

on a trading multiple basis. Please revise to quantify the value of the merger consideration used for such comparison, and disclose how Evercore determined such value. Please also provide such information for the other comparisons of the merger consideration to the other valuations provided in this section (such as the discounted cash flow analysis provided at page 154).

16.   Please disclose the criteria used by Evercore to select the peer companies utilized in Evercore's trading multiple analysis. If any additional companies fit within these criteria but were not included in the analysis, please disclose such information, and disclose why any such companies were not included.

Where You Can Find More Information, page 326

17.   We note that you incorporate by reference documents filed by Verso and Verso Holdings. If you believe that you meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3, please provide such market value information to us.

18.   We note that at page 326 you have excluded from the documents incorporated by reference certain information provided in such documents. Please tell us your basis for such exclusions.

Exhibits

19.   Please file as exhibits to your registration statement the indenture, the intercreditor agreements and security documents you reference are filed as exhibits on page 203.

20.   Please ensure that the trustee is designated and qualified under the Trust Indenture Act of 1939 with respect to the notes to be offered pursuant to this registration statement prior to requesting acceleration of effectiveness. In that regard, we note that you have not filed any related statements as exhibits to your filing, or included any related reference in your exhibit index.

Exhibit 5.1

21.   Please obtain and file a revised opinion that also addresses the legality of the guarantees of the New First Lien Notes. See Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011), Section II.B.1.e.

22.   We note the assumption in the opinion as to the due authorization, execution and delivery of all documents by the parties other than Verso Paper Corp. Please ensure that the revised opinion does not make such assumption with respect to the guarantors. See Section II.B.3.a of SLB 19.

23.   We note that counsel's opinion expressly excludes all law other than the General Corporation Law of the State of Delaware. However, we note that a co-registrant guarantor is incorporated in the State of California, and your Indenture will be governed by the laws of the State of New York. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of SLB 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Joshua N. Korff